SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70
Company Registry (NIRE): 29.300.006.939
Publicly Held Company

MATERIAL FACT

Braskem S.A. ("Braskem” or “Company"), in accordance with CVM Instruction 358/02, announces to its shareholders and the market that the Board of Directors of the Company authorized, on the date hereof, the execution of a sales agreement with Odebrecht Utilities S.A. ("Utilities"), through which Braskem undertakes to acquire all of the shares held by Utilities in Cetrel S.A. ("Cetrel"), which represent 63.7% of its total and voting capital.

Cetrel is an environmental services company that launched its operations in 1978, together with the other companies that set up operations in the Camaçari Petrochemical Complex. With over 100 clients, or around 70% of the Camaçari Complex, Cetrel is responsible for treating and disposing of industrial wastewater and solid waste, environmental monitoring and supplying water for industrial use to Braskem’s plants in Camaçari.

Cetrel will play an important role in managing the environmental processes of the Camaçari Petrochemical Complex, and its acquisition will ensure the security and reliability of the complex’s industrial operations, in line with Braskem’s strategy to strengthen its petrochemical activities

The acquisition of all shares in Cetrel held by Utilities was approved in the amount of R$610 million, which will be paid upon the consummation of the transaction, with this amount subject to the adjustments typical to transactions of this kind.

The consummation of the acquisition is subject to a vote by the Shareholders' Meeting of Braskem, in accordance with Article 256 of Brazilian Corporation Law, and to the conditions precedent typical to transactions of this kind.

The Company will keep the market informed of any significant developments related to this matter.

São Paulo, January 27, 2017

Pedro van Langendonck Teixeira de Freitas
Chief Financial and Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.